Exhibit EEE
UNDERTAKING
          Made as of the 16th day of April, 2009 in favour of the Toronto Stock Exchange

BY:	THE FMRC FAMILY TRUST, a trust having a place of business in the City of Calgary, Alberta

- and -

VICTORIA SQUARE VENTURES INC., a corporation having a place of business in the City of Montreal, Quebec

(hereinafter, collectively, referred to as the “Shareholders”)

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BELLUS HEALTH INC., a corporation having a place of business in the City of Laval, Quebec

(hereinafter called the “Company”)
          WHEREAS as of the close of business on the date hereof, there will be 102,431,160 Series A 6% Cumulative Convertible Preferred Shares of the Company (the “Preferred Shares”) outstanding;
          AND WHEREAS the Shareholders will own an aggregate of 41,796,000 Preferred Shares;
          AND WHEREAS the Toronto Stock Exchange (the “TSX”) has requested that the Shareholders and the Company enter into this Undertaking for the purpose of ensuring that the holders from time to time of the common shares of the Company (the “Common Shares”) will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid if the Preferred Shares and the Common Shares were of a single class of shares; and
                    NOW THEREFORE THE undersigned hereby undertake in favour of the TSX:
1. Subject to Section 2, the Shareholders shall not sell any Preferred Shares, directly or indirectly, pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances in which applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of Common Shares if the sale had been of Common Shares rather than Preferred Shares, but otherwise on the same terms.
2. Section 1 shall not apply to prevent a sale by the Shareholders of Preferred Shares pursuant to a take-over bid if:
(a)	such sale is made pursuant to an offer to purchase Preferred Shares made to all holders of Preferred Shares, and an identical offer (in terms of price per share, percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the offeror, or associates or affiliates of the offeror, and in all other material respects) concurrently is made to purchase Common Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Preferred Shares; or

(b)	there is a concurrent unconditional offer to purchase all of the Common Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Preferred Shares, and for the purposes of this Section 2 the varying of any term of an offer shall be deemed to constitute the making of a new offer.

3. Section 1 shall not apply to prevent: (i) a sale by a Shareholder of Preferred Shares if the offer and sale would have constituted an exempt take-over bid (as defined in applicable securities legislation) had it been a sale by the Shareholder of Common Shares; or (ii) the transfer of Preferred Shares by a Shareholder to an “Affiliate” (as defined in the Securities Act (Quebec)), subject to Section 4.
4. A Shareholder shall not effect or facilitate a disposition directly or indirectly of any Preferred Shares owned by it or by any person or company which it controls to an Affiliate unless the disposition is conditional upon the Affiliate so acquiring the Preferred Shares becoming party to this Undertaking, such that the Affiliate shall have the same rights and obligations as a Shareholder hereunder.
5. The Shareholders shall use their best efforts to prevent any person or company from carrying out a sale (including an indirect sale) described in Section 1 in respect of any Preferred Shares owned from time to time by the Shareholders, regardless of whether such person or company is a party to this Undertaking, unless Clause 2(a) or 2(b) or Section 3 applies in respect of such sale.
6. If any person or company, other than the Shareholders, carries out a sale (including an indirect sale) described in Section 1 in respect of any Preferred Shares owned from time to time by the Shareholders, and if neither Clause 2(a) nor 2(b) nor Section 3 applies in respect of such sale, the Shareholders shall not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Preferred Shares so sold: (a) dispose of them without the prior written consent of the TSX; (b) convert them into Common Shares without the prior written consent of the TSX; or (c) exercise any voting rights attaching to them except in accordance with the written instructions of the TSX, and the Shareholders shall comply with such instructions. The TSX may attach conditions to any consent the TSX gives in exercising its rights hereunder. The TSX shall exercise such rights in a manner that the TSX considers to be: (i) in the best interests of the holders of the Common Shares, other than the Shareholders and holders who, in the opinion of the TSX, participated directly or indirectly in the transaction that triggered the operation of this Section 6; and (ii) consistent with the intentions of the Shareholders and the TSX in entering into this

Undertaking as such intentions are set out in the preamble hereto. In the event that an indirect sale of Preferred Shares that is referred to in this Section 6 occurs and this Section 6 is applicable to such sale, a Shareholder shall have no liability under this Undertaking in respect of such sale, provided that the Shareholder is in compliance with all other provisions of this Undertaking, including this Section 6.
7. The Shareholders shall not dispose of any Preferred Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring the shares entering into an undertaking in the form of this Undertaking and under which such person or company shall have the same rights and obligations as has the Shareholders hereunder. If the conditions attaching to the shares of the Company include a right of conversion of Preferred Shares into Common Shares, neither the exercise of such right nor the subsequent sale of the Common Shares resulting from the conversion shall constitute a disposition of Preferred Shares for the purposes of this Section 7.
8. Nothing herein shall prevent a Shareholder from time to time, directly or indirectly, from granting a security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Preferred Shares to any financial institution with which it deals at arm’s length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing.
9. The Company shall do all things necessary to facilitate the due performance of this Agreement including the fulfilment by the Shareholders of their obligations hereunder.
10. This Undertaking shall be governed by and construed in accordance with the laws of the Province of Quebec.
11. This Undertaking shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns, as applicable.
[signature page follows]

IN WITNESS WHEREOF, the Shareholders have executed and delivered this Undertaking as of the date and year first written above.

THE FMRC FAMILY TRUST

Per:

Name:
Title

VICTORIA SQUARE VENTURES INC.

Per:

Name:
Title

Per:

Name:
Title

BELLUS HEALTH INC.

Per:

Name: David Skinner
Title Vice-President, General Counsel & Corporate Secretary